Exhibit 4.25

AMENDED AND RESTATED MANAGEMENT AGREEMENT

This Amended and Restated Management Agreement dated as of the1st day of January 2012, is entered into by and between CAPITAL PRODUCT PARTNERS L.P., a limited partnership duly organized and existing under the laws of the Marshall Islands with its registered office at 3 Iassonos Street, Piraeus, 18537, Greece, (“CLP”) and CAPITAL SHIP MANAGEMENT CORP., a company duly organized and existing under the laws of Panama with its registered office at Hong Kong Bank building, 6th floor, Samuel Lewis Avenue, Panama, and a representative office established in Greece at 3, Iassonos Street, Piraeus Greece (“CSM”) and amends and restates in its entirety the Management Agreement by and between CLP and CSM dated April 3, 2007, as amended.

WHEREAS:

A.	CLP, a limited partnership whose units trade on the Nasdaq Global Market, owns vessels and requires certain commercial and technical management services for the operation of its fleet; and

B.	CLP wishes to engage CSM to provide such commercial and technical management services to CLP on the terms set out herein.

NOW THEREFORE, the parties agree that, in consideration of the fees set forth in Schedule “B” to this Agreement (the “Fees”) and, if applicable, the Extraordinary Fees and Costs set forth in Schedule “C” to this Agreement, and subject to the Terms and Conditions attached hereto, CSM shall provide the commercial and technical management services set forth in Schedule “A” to this Agreement (the “Services”).

IN WITNESS WHEREOF the Parties have executed this Agreement by their duly authorized signatories with effect on the date first above written.

CAPITAL PRODUCT PARTNERS L.P. BY ITS GENERAL PARTNER, CAPITAL GP L.L.C.,

By:	/s/ Ioannis E. Lazaridis
Name: Ioannis E. Lazaridis
Title: Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C

CAPITAL SHIP MANAGEMENT CORP.,

By:	/s/ Nikolaos Syntychakis
Name: Nikolaos Syntychakis
Title: Managing Director

ARTICLE I

TERMS AND CONDITIONS

Section 1. Definitions. In this Agreement, the term:

“Additional Vessels” means vessels not in the ownership of CLP on the date of this Agreement that CLP may subsequently purchase to be managed by CSM under the Fee structure described herein at the election of CLP. For the purposes of this Agreement, any such Additional Vessels to be managed by CSM under the terms of this Agreement shall also be referred to herein as Vessels.

“Change of Control” means with respect to any entity, an event in which securities of any class entitling the holders thereof to elect a majority of the members of the board of directors or other similar governing body of the entity are acquired, directly or indirectly, by a “person” or “group” (within the meaning of Sections 13(d) or 14(d)(2) of the Exchange Act), who did not immediately before such acquisition own securities of the entity entitling such person or group to elect such majority (and for the purpose of this definition, any such securities held by another person who is related to such person shall be deemed to be owned by such person);

“Extraordinary Fees and Costs” means the fees and costs listed in Schedule “C” to this Agreement.

“CGP” means Capital GP L.L.C., a Marshall Islands limited liability company that is the general partner of CLP;

“CLP Group” means CLP, CGP and subsidiaries of CLP;

“Vessels” means all vessels set out in Schedule “B” to this Agreement as of the date hereof and any Additional Vessels.

Section 2. General. CSM shall provide the Services, in a commercially reasonable manner, as CLP, may from time to time direct, all under the supervision of CLP, as represented by CGP in its capacity as the general partner of CLP. CSM shall perform the Services to be provided hereunder in accordance with customary ship management practice and with the care, diligence and skill that a prudent manager of vessels such as the Vessels would possess and exercise.

Section 3. Covenants. During the term of this Agreement CSM shall:

(i)	diligently provide or subcontract for the provision of (in accordance with Section 18 hereof) the Services to CLP as an independent contractor, and be responsible to CLP for the due and proper performance of same;

(ii)	retain at all times a qualified staff so as to maintain a level of expertise sufficient to provide the Services; and

(iii)	keep full and proper books, records and accounts showing clearly all transactions relating to its provision of Services in accordance with established general commercial practices and in accordance with United States generally accepted accounting principles.

Section 4. Non-exclusivity. CSM and its employees may provide services of a nature similar to the Services to any other person. There is no obligation for CSM to provide the Services to CLP on an exclusive basis.

Section 5. Confidential Information. CSM shall be obligated to keep confidential, both during and after the term of this Agreement, all information it has acquired or developed in the course of providing Services under this Agreement. CLP shall be entitled to any equitable remedy available at law or equity, including specific performance, against a breach by CSM of this obligation. CSM shall not resist such application for relief on the basis that CLP has an adequate remedy at law, and CSM shall waive any requirement for the securing or posting of any bond in connection with such remedy.

Section 6. Service Fees.

(i)	In consideration for CSM providing the Services, CLP shall pay:. CSM a fixed daily fee, in the amount set out next to the name of each Vessel in Schedule “B” and, if applicable, the Extraordinary Fees and Costs. Schedule “B” shall be amended and restated from time to time to include the applicable Fees for each Additional Vessel, which Fee shall be negotiated on a vessel-by-vessel basis.

(ii)	Within 30 days after the end of each month, CSM shall submit to CLP for payment an invoice for reimbursement of all Extraordinary Fees and Costs incurred by CSM in connection with the provision of the Services under the Agreement for such month. Each statement will contain such supporting detail as may be reasonably required to validate such amounts due. CLP shall make payment within 30 days of the date of each invoice (any such day on which a payment is due, the “Due Date”). All invoices for Services are payable in U.S. dollars. All amounts not paid within 10 days after the Due Date shall bear interest at the rate of 1.00% per annum over US$ LIBOR from such Due Date until the date payment is received in full by CSM.

Section 7. General Relationship Between The Parties. The relationship between the parties is that of independent contractor. The parties to this Agreement do not intend, and nothing herein shall be interpreted so as, to create a partnership, joint venture, employee or agency relationship between CSM and any one or more of CLP, CGP in its capacity as general partner on behalf of CLP or any member of the CLP Group.

Section 8. Force Majeure and Indemnity.

(i)	Neither CLP nor CSM shall be under any liability for any failure to perform any of their obligations hereunder by reason of any cause whatsoever of any nature or kind beyond their reasonable control.

(ii)	CSM shall be under no liability whatsoever to CLP for any loss, damage, delay or expense of whatsoever nature, whether direct or indirect, (including but not limited to loss of profit arising out of or in connection with detention of or delay to the Vessels or Additional Vessels) and howsoever arising in the course of performance of the Services UNLESS and to the extent that such loss, damage, delay or expense is proved to have resulted solely from the fraud, gross negligence or willful misconduct of CSM or their employees in connection with the Vessels, in which case (save where such loss, damage, delay or expense has resulted from CSM’s personal act or omission committed with the intent to cause same or recklessly and with knowledge that such loss, damage, delay or expense would probably result) CSM’s liability for each incident or series of incidents giving rise to a claim or claims shall never exceed a total of US$3,000,000.

(iii)	Notwithstanding anything that may appear to the contrary in this Agreement, CSM shall not be responsible for any of the actions of the crew of the Vessels even if such actions are negligent, grossly negligent or willful.

(iv)	CLP shall indemnify and hold harmless CSM and its employees and agents against all actions, proceedings, claims, demands or liabilities which may be brought against them arising out of, relating to or based upon this Agreement including, without limitation, all actions, proceedings, claims, demands or liabilities brought under or relating to the environmental laws, regulations or conventions of any jurisdiction (“Environmental Laws”), or otherwise relating to pollution or the environment, and against and in respect of all costs and expenses (including legal costs and expenses on a full indemnity basis) they may suffer or incur due to defending or settling same, provided however that such indemnity shall exclude any or all losses, actions, proceedings, claims, demands, costs, damages, expenses and liabilities whatsoever which may be caused by or due to (A) the fraud, gross negligence or willful misconduct of CSM or its employees or agents, or (B) any breach of this Agreement by CSM.

(v)	Without prejudice to the general indemnity set out in this Section, CLP hereby undertakes to indemnify CSM, their employees, agents and sub-contractors against all taxes, imposts and duties levied by any government as a result of the operations of CLP or the Vessels, whether or not such taxes, imposts and duties are levied on CLP or CSM. For the avoidance of doubt, such indemnity shall not apply to taxes imposed on amounts paid to CSM as consideration for the performance of Services for CLP. CLP shall pay all taxes, dues or fines imposed on the Vessels or CSM as a result of the operation of the Vessels.

(vi)

It is hereby expressly agreed that no employee or agent of CSM (including any sub-contractor from time to time employed by CSM and the employees of such sub-contractors) shall in any circumstances whatsoever be under any liability whatsoever to CLP for any loss, damage or delay of whatsoever kind arising or resulting directly or indirectly from any act, neglect or default on his part while acting in the course of or in connection with his employment and, without prejudice to the generality of the foregoing provisions in this Section, every exemption, limitation, condition and liberty herein contained and every right, exemption from liability, defense and immunity of whatsoever nature applicable to CSM or to which CSM are entitled hereunder shall also be available and shall extend to protect every such employee or agent of CSM acting as aforesaid.

(vii)	CLP acknowledges that it is aware that CSM is unable to confirm that the Vessels, their systems, equipment and machinery are free from defects, and agrees that CSM shall not under any circumstances be liable for any losses, costs, claims, liabilities and expenses which CLP may suffer or incur resulting from pre-existing or latent deficiencies in the Vessels, their systems, equipment and machinery.

The provisions of this Section 8 shall remain in force notwithstanding termination of this Agreement.

Section 9. Term And Termination. With respect to each of the Vessels, this Agreement shall commence from the date on which each Vessel is acquired by CLP, and will continue for approximately five years, unless terminated by either party hereto on not less than one hundred and twenty (120) days notice if:

(a) in the case of CLP, there is a Change of Control of CSM and in the case of CSM, if there is a Change of Control of CGP;

(b) in the case of CSM and at the election of CSM, there is a Change of Control of CLP;

(c) the other party breaches this Agreement;

(d) a receiver is appointed for all or substantially all of the property of the other party;

(e) an order is made to wind-up the other party;

(f) a final judgment, order or decree which materially and adversely affects the ability of the other party to perform this Agreement shall have been obtained or entered against that party and such judgment, order or decree shall not have been vacated, discharged or stayed; or

(g) the other party makes a general assignment for the benefit of its creditors, files a petition in bankruptcy or for liquidation, is adjudged insolvent or bankrupt, commences any proceeding for a reorganization or arrangement of debts, dissolution or liquidation under any law or statute or of any jurisdiction applicable thereto or if any such proceeding shall be commenced.

The approximate termination date of this Agreement with respect to each of the Vessels is set out in Schedule “D” to this Agreement (the “Date of Termination”). Upon the purchase of each Additional Vessel, Schedule “D” to this Agreement shall be amended and restated to include the relevant Date of Termination for such Additional Vessel. This Agreement shall be deemed to be terminated with respect to a particular Vessel in the case of the sale of such Vessel or if such Vessel becomes a total loss or is declared as a constructive or compromised or arranged total loss or is requisitioned. Notwithstanding such deemed termination, any Fees outstanding at the time of the sale or loss shall be paid in accordance with the provisions of this Agreement.

For the purpose of this clause:

(i)	the date upon which a Vessel is to be treated as having been sold or otherwise disposed of shall be the date on which CLP ceases to be the legal owner of the Vessel, or the Vessel owning company, as the case may be;

(ii)	a Vessel shall not be deemed to be lost until either she has become an actual total loss or agreement has been reached with her underwriters in respect of her constructive, compromised or arranged total loss or if such agreement with her underwriters is not reached it is adjudged by a competent tribunal that a constructive loss of the Vessel has occurred or the Vessel’s owners issue a notice of abandonment to the underwriters.

The termination of this Agreement shall be without prejudice to all rights accrued due between the parties prior to the date of termination.

Section 10. Fees Upon Termination with respect to a Vessel. Upon termination of this Agreement, the Fee shall be adjusted with respect to a Vessel as at the effective date of termination of this Agreement, based on the Fees set forth in Schedule “B”. Any overpayment shall forthwith be refunded to CLP and any underpayment shall forthwith be paid to CSM.

Section 11. Surrender Of Books And Records. Upon termination of this Agreement, CSM shall forthwith surrender to CLP any and all books, records, documents and other property in the possession or control of CSM relating to this Agreement and to the business, finance, technology, trademarks or affairs of CLP and any member of the CLP Group and, except as required by law, shall not retain any copies of same.

Section 12. Entire Agreement. This Agreement constitutes the entire agreement and understanding between the parties with respect to the subject matter of this Agreement and (in relation to such subject matter) supersedes and replaces all prior understandings and agreements, written or oral, between the parties.

Section 13. Amendments to Agreement. CSM reserves the right to make such changes to this Agreement as it shall consider necessary to take account of regulatory changes which come into force after the date hereof and which affect the operation of the Vessels. Such changes will be intimated in writing to CLP and will come into force on intimation or on the date on which such regulatory or other changes come into effect (whichever shall be the later).

Section 14. Severability. If any provision herein is held to be void or unenforceable, the validity and enforceability of the remaining provisions herein shall remain unaffected and enforceable.

Section 15. Currency. Unless stated otherwise, all currency references herein are to United States Dollars.

Section 16. Law And Arbitration. This Agreement shall be governed by the laws of England. Any dispute under this Agreement shall be referred to arbitration in London in accordance with the Arbitration Act 1996 or any statutory modification or re-enactment then in force. The arbitration shall be conducted in accordance with the London Maritime Arbitrators’ (LMAA) Terms current at the time when the arbitration is commenced.

Save as after mentioned, the reference shall be to three arbitrators, one to be appointed by each party and the third by the two arbitrators so appointed. A party wishing to refer a dispute to arbitration shall appoint its arbitrator and send notice of such appointment to the other party requiring the other party to appoint its arbitrator within 14 calendar days of that notice and stating that it will appoint its arbitrator as sole arbitrator unless the other party appoints its own arbitrator and gives notice that it has done so within the 14 calendar days specified. If the other party does not appoint its own arbitrator and give notice that it has done so within the 14 calendar days specified, the party referring the dispute to arbitration may, without the requirement of any further prior notice to the other party, appoint its arbitrator as sole arbitrator and shall advise the other party accordingly. The award of a sole arbitrator shall be as binding as if he had been appointed by agreement.

In cases where neither the claim nor any counterclaim exceeds the sum of US$50,000 (or such other sum as the parties may agree) the arbitration shall be conducted in accordance with the LMAA Small Claims Procedure current at the time when the arbitration proceedings are commenced.

Section 17. Notice. Notice under this Agreement shall be given (via hand delivery or facsimile) as follows:

If to CLP:

3 Iassonos Street

Piraeus, 18537, Greece

Attn: Ioannis E. Lazaridis

Fax: +30 210 428 4285

If to CSM:

3 Iassonos Street

Piraeus, 18537, Greece

Attn: Capital Ship Management

Fax: +30 210 428 4285

Section 18. Subcontracting And Assignment. CSM shall not assign this Agreement to any party that is not a subsidiary or affiliate of CSM except upon written consent of CLP. CSM may freely sub-contract and sub-license this Agreement to any party, so long as CSM remains liable for performance of the Services and its other obligations under this Agreement.

Section 19. Waiver. The failure of either party to enforce any term of this Agreement shall not act as a waiver. Any waiver must be specifically stated as such in writing.

Section 20. Affiliates. This Agreement shall be binding upon and inure to the benefit of the affiliates of CLP and/or CSM.

Section 21. Counterparts. This Agreement may be executed in one or more signed counterparts, facsimile or otherwise, which shall together form one instrument.

SCHEDULE A

SERVICES

CSM shall provide such of the following commercial and technical management services (the “Services”) to CLP, as CGP may from time to time request and direct CSM to:

(1) Negotiating on behalf of CLP time charters, bareboat charters, voyage charters and other employment contracts with respect to the Vessels and monitor payments thereunder;

(2) Exercising of due diligence to:

(i)	maintain and preserve each Vessel and her equipment in full compliance with applicable rules and regulations, including Environmental Laws, good condition, running order and repair, so that each Vessel shall be, insofar as due diligence can make her in every respect seaworthy and in good operating condition;

(ii)	keep each Vessel in such condition as will entitle her to the highest classification and rating from the classification society chosen by her owner or charter for vessels of the class, age and type;

(iii)	prepare and obtain all necessary approvals for a shipboard oil pollution emergency plan (SOPEP) in a form approved by the Marine Environment Protection Committee of the International Maritime Organisation pursuant to the requirements of Regulation 26 of Annex I of the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, as amended (MARPOL 73/78), and provide assistance with respect to such other documentation and record-keeping requirements pursuant to applicable Environmental Laws;

(iv)	arrange for the preparation, filing and updating of a contingency Vessel Response Plan in accordance with the requirements of the U.S. Oil Pollution Act of 1990 as amended (“OPA”), and instruct the crew in all aspects of the operation of such plan;

(v)

inform CLP promptly of any major release or discharge of oil or other hazardous material in compliance with law and identify and ensure the availability by contract or otherwise of a Qualified Individual, a Spill Management Team, an Oil Spill Removal Organisation (as such terms are defined by applicable Environmental Laws), and any other individual or entity required by Environmental Laws, resources having salvage, firefighting, lightering and, if applicable, dispersant capabilities, and public relations/media personnel to assist CLP to deal with the media in the event of discharges of oil;

(vi)	arrange and procure for the vetting of the Vessels and CLP or CSM by major charterers and arranging and attending relevant inspections of the Vessels, including pre-vetting inspections, or visits at the premises of CSM up to a maximum number of five inspection visits per Vessel per year to be attended by CSM, with additional visits to be for the account of CLP; and

(vii)	provide copies of any vessel inspection reports, valuations, surveys or similar reports upon request.

CSM is expressly authorized as agents for CLP to enter into such arrangements by contract or otherwise as are required to ensure the availability of the Services outlined above. CSM is further expressly authorized as agents for CLP to enter into such other arrangements as may from time to time be necessary to satisfy the requirements of OPA or other Federal or State laws.

(3) Storing, victualing and supplying of each Vessel and the arranging for the purchase of certain day to day stores, supplies and parts;

(4) Procuring and arrangement for port entrance and clearance, pilots, vessel agents, consular approvals, and other services necessary or desirable for the management and safe operation of each Vessel;

(5) Preparing, issuing or causing to be issued to shippers the customary freight contract, cargo receipts and/or bills of lading;

(6) Performance of all usual and customary duties concerned with the loading and discharging of cargoes at all ports;

(7) Naming of vessel agents for the transaction of each Vessel’s business;

(8) Arrangement and retention in full force and effect of all customary insurance pertaining to each Vessel as instructed by the owner or charterer and all such policies of insurance, including but not limited to protection and indemnity, hull and machinery, war risk and oil pollution covering each Vessel; if requested by the owner or charterer, making application for certificates of financial responsibility on behalf of the Vessels covered hereunder;

(9) Adjustment and the negotiating of settlements, with or on behalf of claimants or underwriters, of any claim, damages for which are recoverable under policies of insurance;

(10) If requested, provide CLP with technical assistance in connection with any sale of any Vessel. CSM will, if requested in writing by CLP, comment on the terms of any proposed Memorandum of Agreement, but CLP will remain solely responsible for agreeing the terms of any Memorandum of Agreement regulating any sale;

(11) Arrangement or the prompt dispatch of each Vessel from loading and discharging ports and for transit through canals;

(12) Arrangement for employment of counsel, and the investigation, follow-up and negotiating of the settlement of all claims arising in connection with the operation of each Vessel; it being understood that CLP will be responsible for the payment of such counsel’s fees and expenses;

(13) Arrangement for the appointment of an adjuster and assistance in preparing the average account, taking proper security for the cargo’s and freight’s proportion of average, and in all ways reasonably possible protecting the interest of each Vessel and her owner; it being understood that CLP will be responsible for the payment of such adjuster’s fees and expenses;

(14) Arrangement for the appointment of surveyors and technical consultants as necessary; it being understood that CLP will be responsible for the payment of such surveyor’s or technical consultant’s fees and expenses outside the ordinary course of business;

(15) Negotiating of the settlement of insurance claims of Vessel owner’s or charterer’s protection and indemnity insurance and the arranging for the making of disbursements accordingly for owner’s or charterer’s account; CLP shall arrange for the provision of any necessary guarantee bond or other security;

(16) Attendance to all matters involving each Vessel’s crew, including, but not limited to, the following:

(i)	arranging for the procurement and enlistment for each Vessel, as required by applicable law, of competent, reliable and duly licensed personnel (hereinafter referred to as “crew members”) in accordance with the requirements of International Maritime Organisation Convention on Standards of Training Certification and Watchkeeping for Seafarers 1978 and as subsequently amended, and all replacements therefore as from time to time may be required;

(ii)	arranging for all transportation, board and lodging for the crew members as and when required at rates and types of accommodations as customary in the industry;

(iii)	keeping and maintaining full and complete records of any labour agreements which may be entered into between owner or disponent owner and the crew members and the prompt reporting to owner or disponent owner as soon as notice or knowledge thereof is received of any change or proposed change in labour agreements or other regulations relating to the master and the crew members;

(iv)	negotiating the settlement and payment of all wages with the crew members during the course of and upon termination of their employment;

(v)	the handling of all details and negotiating the settlement of any and all claims of the crew members including, but not limited to, those arising out of accidents, sickness, or death, loss of personal effects, disputes under articles or contracts of enlistment, policies of insurance and fines;

(vi)	keeping and maintaining all administrative and financial records relating to the crew members as required by law, labour agreements, owner or charterer, and rendering to owner or charterer any and all reports when, as and in such form as requested by owner or charterer;

(vii)	the performance of any other function in connection with crew members as may be requested by owner or charterer; and

(viii)	negotiating with unions, if required.

(17) Payment of all charges incurred in connection with the management of each Vessel, including, but not limited to, the cost of the items listed in (2) to (16) above, canal tolls, repair charges and port charges, and any amounts due to any governmental agency with respect to the Vessel crews;

(18) In such form and on such terms as may be requested by CLP, the prompt reporting to CLP of each Vessel’s movement, position at sea, arrival and departure dates, casualties and damages received or caused by each Vessel;

(19) In case any of the Vessels is employed under a voyage charter, CLP shall pay for all voyage related expenses (including bunkers, canal tolls and port dues) and CSM shall arrange for the provision of bunker fuel of the quality agreed with CLP as required for any Vessel’s trade. CSM shall be entitled to order bunker fuel through such brokers or suppliers as CSM deem appropriate unless CLP instruct CSM to utilize a particular supplier which CSM will be obliged to do provided that CLP have made prior credit arrangements with such supplier. CLP shall comply with the terms of any credit arrangements made by CSM on their behalf;

(20) CSM shall not in any circumstances have any liability for any bunkers which do not meet the required specification. CSM will, however, take such action, on behalf of CLP, against the supplier of the bunkers, as is agreed with CLP.

(21) Except as provided in paragraph (22) below, CSM shall make arrangements as instructed by the Classification Society of each Vessel for the intermediate and special survey of each Vessel and all costs in connection with passing such surveys (including dry-docking) and satisfactory compliance with class requirements will be borne by CSM.

(22) CSM shall make arrangements as instructed by the respective Classification Societies of the Amore Mio II, the Aristofanis, the Agamemnon II, the Ayrton II and the Alkiviadis for the next scheduled intermediate or special survey of each Vessel, following its acquisition by CLP, as applicable, and all costs in connection with passing such survey (including dry-docking) and satisfactory compliance with class requirements will be borne by CSM.

SCHEDULE B

FEES

Vessel Name	Daily Fee in US$

Atlantas	500	*

Aktoras	500	*

Axios	5,500

Aiolos	500	*

Avax	5,500

Akeraios	5,500

Anemos I	5,500

Apostolos	5,500

Alexandros II	250

Aristotelis II	250

Aris II	250

Attikos	5,500

Amore Mio II	8,500

Aristofanis	5,500

Agamemnon II	6,500

Ayrton II	6,500

El Pipila (ex Atrotos)	3,575 (3,075 Arrendadora Management Fee + 500 CLP Management Fee)

Alkiviadis	7,000

Insurgentes (ex Assos)	3,575 (3,075 Arrendadora Management Fee + 500 CLP Management Fee)

*	subject to continuation of the Vessel’s charter

SCHEDULE C

EXTRAORDINARY FEES AND COSTS

Notwithstanding anything to the contrary in this Agreement, CSM will not be responsible for paying any costs liabilities and expenses in respect of a Vessel, to the extent that such costs, liabilities and expenses are “extraordinary”, which shall consist of the following:

(1) repairs, refurbishment or modifications, including those not covered by the guarantee of the shipbuilder or by the insurance covering the Vessels, resulting from maritime accidents, collisions, other accidental damage or unforeseen events (except to the extent that such accidents, collisions, damage or events are due to the fraud, gross negligence or wilfull misconduct of CSM, its employees or its agents, unless and to the extent otherwise covered by insurance). CSM shall be entitled to receive additional remuneration for time (charged at the rate of US$750 per man per day of 8 hours) for any time that the personnel of CSM will spend on attendance on any Vessel in connection with matters set out this subsection (1). In addition CLP will pay any reasonable travel and accommodation expenses of the CSM personnel incurred in connection with such additional time spent.

(2) any improvement, upgrade or modification to, structural changes with respect to the installation of new equipment aboard any Vessel that results from a change in, an introduction of new, or a change in the interpretation of, applicable laws, at the recommendation of the classification society for that Vessel or otherwise.

(3) any increase in crew employment expenses resulting from an introduction of new, or a change in the interpretation of, applicable laws or resulting from the early termination of the charter of any Vessel;

(4) CSM shall be entitled to receive additional remuneration for time spent on the insurance, average and salvage claims (charged at the rate of US$800 per man per day of 8 hours) in respect of the preparation and prosecution of claims, the supervision of repairs and the provision of documentation relating to adjustments).

(5) CSM shall be entitled to receive additional remuneration for time (charged at the rate of US$750 per man per day of 8 hours) for any time of over 10 days per year that the personnel of CSM will spend during vetting inspections and attendance on the Vessels in connection with the pre-vetting and vetting of the Vessels by any charterers. In addition CLP will pay any reasonable travel and accommodation expenses of the CSM personnel incurred in connection with such additional time spent.

(6) CLP shall pay the deductible of any insurance claims relating to the Vessels or for any claims that are within such deductible range.

(7) CLP shall pay any significant increase in insurance premiums which are due to factors such as “acts of God” outside of the control of CSM.

(8) CLP shall pay any tax, dues or fines imposed on the Vessels or CSM due to the operation of the Vessels.

(9) CLP shall pay for any expenses incurred in connection with the sale or acquisition of a Vessel, such as in connection with inspections and technical assistance.

(10) CLP shall pay for any similar costs, liabilities and expenses that were not reasonably contemplated by CLP and CSM as being encompassed by or a component of the Fees at the time the Fees were determined.

SCHEDULE D

DATE OF TERMINATION

Vessel Name	Expected Termination Date

Atlantas	Mar 2016*

Aktoras	Mar 2016*

Axios	December 2011-March 2012

Aiolos	Jan 2017*

Avax	December 2011-March 2012

Akeraios	May-August 2012

Anemos I	July-October 2012

Apostolos	July-October 2012

Alexandros II	December 2012-March 2013

Aristotelis II	March-June 2013

Aris II	May-August 2013

Attikos	September-November 2012

Amore Mio II	March - April 2013

Aristofanis	March - April 2013

Agamemnon II	October 2013

Ayrton II	March 2014

El Pipila (ex Atrotos)	March 2014

Alkiviadis	June 2015

Insurgentes (ex Assos)	March 2014

*	subject to continuation of the Vessel’s charter